Exhibit 99.1
News Release

Alexco Reports Fourth Quarter and Year End 2015 Results

March 23, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) today reports financial results for the fourth quarter and year ended December 31, 2015.  All figures are expressed in Canadian dollars unless otherwise stated.  For the fourth quarter of 2015 Alexco recorded a net loss of $1.5 million or $0.02 per share, including $0.7 million in depreciation and other non-cash costs. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $4.1 million in the fourth quarter and $14.7 million for the year ended December 31, 2015, with an annual gross profit of $3.3 million, achieving a gross margin of 22.2%.  For the full year 2015 Alexco recorded a net loss of $5.5 million or $0.08 per share, including $3.5 million in depreciation and other non-cash costs. Working capital position at year end was $12.2 million

2015 Highlights

•	Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously outlined Bermingham resource at Keno Hill. The program identified the presence of high grade silver in a steeply dipping open-ended zone adjacent to existing resources. Significant true width intercepts from the program included 4.98 meters grading 7,462 grams per tonne ("g/t") silver, 4.76 meters grading 2,357 g/t silver, and 2.35 meters of 3,774 g/t silver were returned from drill holes in the 2015 program.
•	Alexco completed a $3 million equity financing, on a bought deal basis, for 5,662,500 flow-through shares at a price of $0.53 per share and concurrently closed a $1 million non-brokered equity financing of 2 million shares at a price of $0.48 for total gross proceeds of $4 million.
•	Alexco net loss of $5.5 million or $0.08 per share, including $3.5 million in depreciation and other non-cash costs.
•	Cash and cash equivalents at December 31, 2015 of $8.2 million and net working capital of $12.2 million compared to $8.6 million and $10.4 million, respectively, at December 31, 2014.
•	On February 17, 2016 the Company was granted the amended Quartz Mining License ("QML") for the Flame & Moth deposit.
•	AEG full year gross profit of $3.3 million on revenues of $14.7 million, achieving a gross margin of 22.2%.
•	AEG completed the design, construction and commissioning of a 900 gallon per minute Interim Water Treatment Plant ("IWTP") for the US Environmental Protection Agency at the Gold King Mine near Silverton, Colorado. AEG is currently operating the plant.

Alexco's President and Chief Executive Officer Clynt Nauman said, "2015 was another challenging year in the silver business however Alexco was able to move forward with a very successful exploration program, complete a $4 million equity financing, advance permitting and development activities for our Flame & Moth deposit while positioning Alexco for a restart of silver mining operations when market conditions strengthen. We have continued to reduce our fixed overhead costs and our environmental business continues to build in terms of both business and brand. We have an exciting fully funded surface exploration drill program planned for 2016 at the high grade Bermingham deposit, a discovery which in my view, may be a game changer for the future of Keno Hill."

Head Office	T. 604 633 4888
Alexco Resource Corp. 200 Granville Street, Suite 1150 Vancouver, BC V6C 1S4 Canada	F. 604 633 4887

Summary Financial Results and Information

(expressed in 000's of dollars, except per share amounts)	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Revenue from mining operations	-	-	-	361
Gross profit from mining operations	-	-	-	361

Revenue from environmental services	4,128	4,139	14,662	14,925
Gross profit from environmental services	611	1,260	3,251	4,888

Revenue from all operations	4,128	4,139	14,662	15,286
Gross profit from all operations	611	1,260	3,251	5,249

Loss before taxes	(1,765)	(31,113)	(6,616)	(35,608)
Net loss	(1,502)	(29,025)	(5,509)	(32,772)
Adjusted net loss[1]	(1,502)	(1,616)	(5,509)	(5,363)
Total comprehensive loss	(1,539)	(29,263)	(6,037)	(32,724)
Loss per share – basic and diluted	$(0.02)	$(0.44)	$(0.08)	$(0.50)
Adjusted loss per share[1]	$(0.02)	$(0.02)	$(0.08)	$(0.08)
Cash flows (consumed) generated from operating activities	(825)	543	(2,706)	(723)

1  Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS.  See page 16 of Alexco's December 31, 2015 MD&A for explanation and reconciliation.

Alexco Environmental Group

AEG achieved another strong year, recording revenues of $14.7 million and a gross profit of $3.3 million, compared to revenue of $14.9 million in 2014 and a gross profit of $4.9 million.  In 2015 AEG achieved a gross margin of 22.2%, compared to 33.8% in 2014. The decrease in gross margin from the prior year is mainly due to one of AEG's major projects, Globeville Smelter Project, being completed early in the year. Furthermore, the nature of specialized engineering design related to the Keno Hill Reclamation Plan required AEG to outsource a significant portion of work to third party contractors during 2015.

Nauman said, "AEG again performed impressively in 2015 and we continue to focus on growth.  Being selected by the US Environmental Protection Agency as the interim water treatment contractor to design, construct and automate an IWTP at the Gold King Mine underscores the confidence in AEG's technical and operating ability to meet high profile environmental challenges."

Keno Hill Exploration and Development

Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource. Significant true width intercepts include 4.98 meters grading 7,462 g/t (239.9 oz/t) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program (see news release dated September 17, 2015 entitled "Alexco Drills 5 meters (True Width) of 7,462 grams per tonne Silver (240 ounces per tonne) at Bermingham, Along with Other Significant Silver Intercepts"). Together with a high grade intercept from 2014 (6.39 meters grading 5,667g/t silver), the 2015 program has identified a high grade silver zone over at least 140 meters down-plunge across a width of approximately 40 meters. The zone averages 3.7 meters true thickness, is locally more than 5.5 meters thick and remains open up dip and down dip in the vicinity of the high grade discovery(s) and remains untested over 600 meters to the northeast where potential linkage to the Hector-Calumet mine remains to be resolved. Total costs incurred on the 2015 exploration program were $1.4 million.

The Company has planned a $3 million exploration program of at least 8,000 meters of surface diamond drilling to follow up on the successful 2015 and 2014 high grade silver results at the Bermingham deposit.  The surface drilling program is expected to run between May and September 2016 with results expected to be released in the summer and fall of 2016. The preliminary drill plan is to explore the immediate up and down dip extensions of the newly discovered high grade shoot as well as provide infill drilling to a suitable drill density to allow a preliminary resource estimation for the zone. The exploration program is fully funded by way of the $3 million flow-through financing completed in December 2015.

Keno Hill Silver District PEA

In 2016, Alexco plans to incorporate re-engineering and optimizing of the mine plan on the Flame & Moth and Lucky Queen deposits along with an updated mineral resource estimate on Bermingham and Flame & Moth into an updated National Instrument 43-101 compliant Preliminary Economic Assessment ("PEA") for its 100% owned Keno Hill Silver District in Canada's Yukon Territory ("KHSD PEA"). Meanwhile the Company has received the amended QML for the Flame & Moth deposit, and expects a Water License amendment hearing to occur in the second quarter 2016.

Financial

Alexco's cash and cash equivalents at December 31, 2015 totaled $8.2 million compared to $8.6 million at December 31, 2014, while net working capital totaled $12.2 million compared to $10.4 million for the same dates.  With its cash resources and net working capital on hand at December 31, 2015, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for 2016 and into 2017.

Financial Report and Conference Call for Year Ended December 31, 2015

Full details of the financial and operating results for the year ended December 31, 2015 are described in Alexco's audited consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on the Company's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

Alexco is holding an audio webcast conference call to discuss these results at 3:00 p.m. Eastern (12:00 p.m. Pacific) on Thursday, March 24, 2016.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:      1-866-233-4585
Dial from outside Canada or the US:      1-416-640-5946
Live audio webcast:             www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.  Through April 7, 2016, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:      1-866-245-6755
Dial from outside Canada or the US:      1-416-915-1035
Replay Passcodes:               Conference ID # 261440

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 ‑ Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada's only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.